UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 4)*

                                     Borden, Inc.

                                   (Name of Issuer)

                       Common Stock, par value $.625 per share
                            (Title of Class of Securities)

                                     09959 3 10 2
                                    (CUSIP Number)

       Henry R. Kravis, KKR Associates, Whitehall Associates, L.P. c/o Kohlberg
                                 Kravis Roberts & Co.
               9 West 57th Street, New York, N.Y. 10019 (212) 750-8300

     (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                  December 19, 1994
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note:   Six copies  of this  statement, including  all exhibits, should  be
     filed with  the Commission.   See Rule 13d-1(a)  for other parties  to whom
     copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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               The Statement on Schedule 13D of the persons named on the

     cover page hereof filed on October 3, 1994, as amended (the "Schedule"),

     is hereby amended and supplemented as follows (capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule):

     Item 3.  Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

               On December 19, 1994, Sub notified the Issuer that,

     conditional upon the consummation of the Offer, Whitehall

     Associates, on behalf of itself and as agent for KKR Partners II,

     L.P., was exercising the Option in full.  Pursuant to such notice, no shares will be acquired pursuant to the Option if the

     Offer is not consummated.  The conditional exercise of the Option is consistent with the undertaking by Sub, in connection with the previously disclosed settlement of certain litigation relating to the

     Offer, to exercise the Option in full if at least 41% of the outstanding shares of Borden Common Stock were acquired in the Offer.  A copy of the notice of exercise is attached hereto as Exhibit 9 and incorporated herein by reference.  The foregoing description is qualified in its entirety by such reference.

     Item 4.  Purpose of Transaction.
              ----------------------

               The information set forth in response to Item 3

     in this Amendment to the Schedule is incorporated herein by reference.

     Item 7.  Material to be Filed as Exhibits.
              --------------------------------

          9 Letter dated December 19, 1994 from Sub to Issuer with respect to exercise of the Option.






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                                      SIGNATURE


                    After reasonable inquiry and to the best of my

          knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   KKR ASSOCIATES

                                   By:/s/ Henry R. Kravis
                                      -----------------------
                                      Name:  Henry R. Kravis
                                      Title:  General Partner


                                   WHITEHALL ASSOCIATES, L.P.
                                   By KKR Associates
                                   General Partner


                                   By:/s/ Henry R. Kravis
                                      -----------------------
                                      Name:  Henry R. Kravis
                                      Title:  General Partner


                                   BORDEN ACQUISITION CORP.


                                   By:/s/ Scott M. Stuart
                                      -----------------------
                                      Name:  Scott M. Stuart
                                      Title:  Vice President





          Dated:  December 20, 1994





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                                  INDEX TO EXHIBITS


       Exhibit Number           Description of Exhibits

            9. Letter dated December 19, 1994 from Sub to Issuer with respect to exercise of the Option.





















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